Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2002	2001	2000	1999	1998	1997
	(dollars in thousands)
Income before provision for income taxes and extraordinary item	$67,781	$53,525	$51,129	$43,497	$8,305	$(89,894)
Interest incurred	26,783	21,908	26,012	24,500	31,475	32,970
Less interest capitalized	(26,783)	(21,681)	(20,455)	(18,347)	(22,261)	(25,158)
Amortization of capitalized interest included in cost of sales	28,109	20,537	21,373	23,771	27,899	23,760
Cash distributions of income from unconsolidated joint ventures	24,621	18,404	24,865	7,604	—	—
Less equity in income of unconsolidated joint ventures	(27,748)	(22,384)	(24,416)	(17,859)	(3,499)	—

Earnings	$92,763	$70,309	$78,508	$63,166	$41,919	$(58,322)

Interest incurred
Interest expensed	$—	$227	$5,557	$6,153	$9,214	$7,812
Interest capitalized	26,783	21,681	20,455	18,347	22,261	25,158

Fixed Charges	$26,783	$21,908	$26,012	$24,500	$31,475	$32,970

Ratio of Earnings to Fixed Charges	3.46x	3.21x	3.02x	2.58x	1.33x	N/A